Exhibit 4.1—Service Agreements of S L Howard

THIS AGREEMENT is made this first day of January 2003 BETWEEN

(1) COOKSON GROUP plc whose registered office is at The Adelphi, 1-11 John Adam Street, London WC2N 6HJ hereinafter called “the Company” (which expression shall include successors and assigns of the Company unless the context requires otherwise) of the one part; and

(2) STEPHEN L HOWARD of Daljarrock, East Road, St George’s Hill, Weybridge, Surrey KT13 0LG (hereinafter called “the Employee”) of the other part.

WHEREAS the Company wishes to obtain and the Employee wishes to render his services upon the terms and conditions hereinafter contained, NOW IT IS HEREBY AGREED AND DECLARED as follows:-

1 DEFINITIONS

For the purposes of this Agreement:-

(a) The expression “associated company” means (i) any company which is a subsidiary of the Company or (ii) a company having an ordinary share capital of which not less than 20 per cent. is owned directly or indirectly by the Company (applying the provisions of Section 838 of the Income and Corporation Taxes Act 1988 in the determination of ownership) or (iii) a holding company of the Company or a subsidiary of any such holding company.

(b) The expressions “subsidiary” and “holding company” have the meanings ascribed thereto in Section 736 of the Companies Act 1985 as amended by the Companies Act 1989.

(c) The expression “the Company” shall unless the context otherwise requires include any person acting on behalf of the Company within his proper authority.

(d) The expressions “US Employment Agreement” and “US Base Salary” mean, respectively, the agreement referred to in Clause 4 of this Agreement and the base salary paid from time to time under the US Employment Agreement.

(e) The expression “dependent children” means unmarried children less than 19 years old, or up to and including age 25 if unmarried and in full-time education.

2 EFFECTIVE DATE

This Agreement shall take effect on the date of signature by the Company and the Employee. It supersedes any previous agreement or representations whether oral or written between the parties in relation to the matters dealt with herein, including the Service Agreement dated 10 September 1993, save for agreements and representations regarding the nature and the terms of employee benefits currently provided to the

Employee under Clause 5 below and otherwise. The parties acknowledge the Employee’s continuous employment since 6 April 1992.

3 DUTIES

The Employee is appointed to act

(a) as an executive director of the Company;

(b) as Chief Executive of the Company;

and in such other capacity with the Company or any other associated company (except Cookson America Inc. and its subsidiaries), as the Company may reasonably require from time to time and which is consistent with his position. The Employee may be required in pursuance of his duties hereunder to perform services not only for the Company but also for any of its associated companies (except Cookson America Inc. and its subsidiaries) without further remuneration.

The Employee acknowledges that as a director of the Company he will as part of his duties be expected to take part in the overall management of the Company and its associated companies (except Cookson America Inc. and its subsidiaries).

The Employee will be based at The Adelphi, 1-11 John Adam Street, London or at such other location within the Greater London area as the Company shall determine from time to time as its head office, or at such other location as the Company may require (which location shall be one which in the Company’s reasonable opinion is within reasonable travelling distance of the Employee’s home address at the time of the change).

4 COOKSON AMERICA INC

It is acknowledged that the Employee is also an employee of Cookson America Inc. subject to the terms of a service agreement between him and Cookson America Inc. of even date hereto, and that his employment under this Agreement will be concurrent with that employment. It is envisaged that 60% of his time will be devoted to the performance of his duties under this Agreement and the remaining 40% of his time will be devoted to his duties under the US Employment Agreement, which shall not be performed in the United Kingdom.

5 REMUNERATION

(a) Subject to sub-clause (b) of this Clause, the Employee shall be paid by the Company in respect of his duties performed under this Agreement a salary of £413, 920 per annum (“UK Base Salary”) payable in arrears net of appropriate statutory deductions and in twelve equal monthly instalments, except for payments in respect of any final periods of less than one month, which shall be pro-rated. The Employee’s UK Base Salary shall be reviewed and, if appropriate, increased in accordance with policies approved from time to time by the Remuneration Committee or such other body approved by the Board of Directors of the Company.

(b) In the event of the Employee by reason of his sickness or injury being absent from work or unable to perform his duties under this Agreement, the Company shall pay him his UK Base Salary at the full rate and provide all benefits under Clause 5(c) for up to twenty-six weeks in any consecutive fifty-two week period provided that the Company shall be entitled to deduct from the remuneration of the Employee an amount equal to any income benefit which the Employee is entitled to claim by reasons of his illness or incapacity under the National Insurance Scheme for the time being in force, and to any disability benefit payable to and received by the Employee under the disability benefit provisions of the US Employment Agreement. After expiry of such twenty-six week period, and subject to payment of all sums required to be paid to the Employee pursuant to the disability benefit provisions of the US Employment Agreement, all entitlement to UK Base Salary and benefits under Clauses 5(c) and 6 shall cease.

(c) Subject to Clause 5(b), during the continuance of the employment under this Agreement, the Employee shall be entitled to the following additional benefits all of which are provided as at the date of this Agreement. For the avoidance of doubt, in the event of any mistake in the descriptions which follow in sub-clauses 5(c)(i)-(x) of any given contractual obligation, the existing obligation shall prevail:-

(i) The Employee shall be provided with a car for his use or may opt for a cash car allowance in its place, in accordance with the company car policy of the Company. If a car is provided, the Company will bear the cost of maintaining, repairing, insuring, testing and taxing the car including the cost of fuel. The Employee shall ensure that at all times when such car is driven on the road it is in the state and condition required by law and that if so required a current test certificate is in force in respect of it. While provided with a car, the Employee shall also at all times be the holder of a current driving licence entitling him to drive cars in the United Kingdom and will produce it to the Company on request. The Employee shall comply with all statements of policy, rules and regulations which the Company may from time to time issue in relation to the provision and use of cars and car allowances.

(ii) The Company shall provide the Employee, his spouse and dependent children with private medical cover at the appointed London rate in accordance with the Company’s policy regarding such insurance from time to time.

(iii) The Company shall provide accidental death and dismemberment, and business travel insurance cover for the Employee in accordance with its policies regarding such insurance from time to time. All such cover shall, where appropriate, be based on total UK Base Salary and US Base Salary.

(iv) The Company shall invite the Employee to participate in such Cookson Group performance incentive schemes, if any, as may from time to time be offered by the Board of Directors of the Company. There shall be a calculation of the aggregate amount of incentive compensation to which the Employee shall be entitled based on a percentage of UK Base Salary and a percentage of US Base Salary and the entire amount, if any, shall be payable net of statutory deductions under this Agreement (“Incentive Remuneration”) to such bank accounts and in such currency as the Employee shall require. In addition, the Company shall pay to the Employee an individual annual overseas allowance on or around 30 April in each year.

(v) The Employee is eligible to participate in share option schemes of the Company as an executive director.

(vi) The Company shall provide the Employee with two mobile telephones for business use, together with the mobile phone built into his company car, if any, subject to and in accordance with its policy from time to time applicable to senior executives.

(vii) The Company shall provide the Employee with three round trip business class flights per annum for himself, his wife and his dependent children, between the United Kingdom and the United States, in addition to such round trip flights in the case of emergencies and special circumstances as may be determined to the reasonable satisfaction of the Company.

(viii) The Company shall reimburse the Employee for the costs of tuition and reasonable school expenses (including uniforms and books) for his dependent children in suitable schools (excluding universities and other institutions of tertiary education).

(ix) The Company shall pay for the costs of preparation of annual US and UK tax returns for the Employee, his wife and his dependent children, which fall due during his employment under this Agreement, and shall also pay for the cost of preparation of the first US and UK returns next following the date of any termination under Clauses 12(a)(i), 12(a)(iii) or 12(a)(iv).

(x) The Company shall provide Directors and Officers insurance cover for the Employee to cover risk as a director and/or officer of the Company and of any of its associated companies while he holds any such office and for the period of six years following resignation of or removal from any such office, regardless of termination of this Agreement.

In the event of termination by either party any entitlement to benefit under the schemes referred to in (iv) and (v) above will be determined in accordance with the rules of the respective schemes (if any).

6 APPROVED PENSION SCHEME

(a) The Employee subject to the rules for the time being applicable thereto may become and remain during the continuance of his employment hereunder a member of the Cookson Group Pension Plan (or other Scheme for the time being in force applicable generally to full time officers or employees of the Company or a category thereof including the Employee) (the “Pension Scheme”) and will accrue benefits on the basis offered to all employees of the same status.

(b) Changes in the rules of the applicable scheme or schemes (if any) will be notified in writing to the Employee and copies of the rules of such schemes for the time being in force will be made available to the Employee for inspection on application to the Secretary of the Company. There is a contracting out certificate in effect with respect to this employment.

(c) Any sum payable to the Employee or his estate from the Pension Scheme in respect of disability, disability entitlement or death benefits shall be deemed to be paid by or on behalf of Cookson America Inc. and will offset and extinguish any liability for such a sum of Cookson America Inc. under the U.S. Employment Agreement.

7 SUMS RECEIVABLE

It is the intention of the parties that unless otherwise agreed by the Company the remuneration provided to the Employee under Clauses 5 and 6 hereof shall be the total remuneration of the Employee for his service under this Agreement whether provided to the Company or any associated company. Any other sums (whether director’s fees or otherwise howsoever) receivable or received by the Employee in connection with, or as a result of, the performance of his duties hereunder shall, unless otherwise agreed by the Company, belong to the Company, and the Employee shall disclose and account for the same to the Company.

8 EXPENSES

(a) In the event of a change at the request of the Company in the Employee’s place of employment which the Company agrees (such agreement not to be unreasonably withheld) necessitates a change in his place of residence either temporary or permanent, the Company shall, in accordance with the Company’s relocation policy, repay to the Employee such reasonable removal expenses and reasonable additional housing and living expenses as the Employee shows to the satisfaction of the Company to have been incurred by him by reason of the change except insofar as such expenses were taken into account in determining the Employee’s remuneration at the new place of employment.

(b) If the Employee sells his primary residence in the United Kingdom upon any relocation at the request of the Company or within one year following the termination of the Employee’s employment hereunder for any reason whatsoever other than (i) a termination under Clause 12(g) or (ii) the resignation of the Employee, then the Company will reimburse and hold harmless the Employee from any loss up to a maximum of £100,000 on the disposition of such residence in an amount equal to the difference between the Employee’s purchase price (and up to £100,000 in improvements to the premises) and the sale price (net of broker’s commissions and other costs of selling) of the residence (in pounds sterling) and the Employee shall further be entitled to such other relocation expenses as are specified in the Company’s policies as to international relocations from time to time. No substantial change will be made to the Company’s policies as to international relocations which would adversely affect the Employee’s position without his prior consent.

(c) There shall be paid or refunded to the Employee by the Company all reasonable duly authorised out-of-pocket expenses properly incurred by him in the performance of his duties under this Agreement including for the avoidance of doubt the cost of overnight accommodation where the Employee is required to remain in London overnight.

9 THE EMPLOYEE’S ACTIVITIES

(a) The Employee shall perform the duties of his office for the time being and exercise such powers as may from time to time be assigned to or vested in him faithfully, diligently and loyally devoting thereto, subject to Clause 4 above, the whole of his time, attention and skill to the extent necessary for the due performance of his duties hereunder, and shall obey the reasonable and lawful directions of the Company acting through its duly authorised representatives.

(b) The Employee shall work such hours as may from time to time reasonably be required from him to carry out his duties to the satisfaction of the Company and shall not be entitled to receive any additional remuneration for work outside normal business hours.

(c) The Employee shall make such visits both within and outside the United Kingdom and by such means as he may reasonably be required by the Company to undertake from time to time for the proper fulfilment of his duties.

(d) The Employee shall not at any time during his employment hereunder without the written consent of the Company (which shall not be unreasonably withheld) either directly or indirectly assist or engage or be interested in:-

(i) any business other than that of the Company and its associated companies in any capacity whatsoever;

(ii) any other occupation or activity whatsoever which the Company may reasonably expect to hinder or interfere with the performance by the Employee of, or conflict with, his duties under this Agreement.

Where employees of the same status are permitted to assist, engage or be interested in the activities described above, they are not currently required to disclose and account to the Company in respect of any sums received or receivable in relation to such activities. However, if the Company changes its policy in relation to such activities for employees of the same status and notifies the Employee of the change in policy, then any sums received or receivable by the Employee in connection with or as a result of such activities or interests shall, unless otherwise agreed by the Company, belong to the Company and the Employee shall disclose and account for the same to the Company.

The Employee shall, however, be permitted to hold shares, stock or debentures quoted on a recognised stock exchange or in a company not carrying on business in competition with the Company or any company associated with the Company and he shall not be required to account to the Company in respect of sums derived from such holdings.

(e) The Employee shall be entitled to holidays on the scale and subject to the conditions laid down from time to time by the Company for employees with the same status. The combined holiday entitlement under this Agreement and the US Employment Agreement is currently 25 days a year. The Company’s holiday year runs from 1 January to 31 December. Where the Employee is unable by reason of work commitments to take all his holiday in any holiday year the Company will consider with him the extent to which unused days may be carried to the next holiday year. The Employee shall in addition be entitled to such Bank or public holidays as shall from time to time be declared in the United Kingdom and recognised by the Company. Accrued but untaken holiday will otherwise be paid in lieu upon termination, calculated at a daily rate of 1/260th of the aggregate of UK Base Salary and US Base Salary per annum.

10 CONFIDENTIAL INFORMATION

(a) It is to be expected that the Employee will as a result of his employment with the Company acquire information as to commercial or industrial secrets and other confidential information not only of the Company and its customers and suppliers but also of its associated companies and their customers and suppliers. The Employee hereby undertakes that he will not during his employment hereunder otherwise than in the course of properly performing his duties under this Agreement or the US Employment Agreement or with the consent of the Company or as required by law utilise, divulge or communicate to any person either directly or indirectly:-

(i) any of the trade or industrial secrets or other confidential information of any kind whatsoever of the Company or of its associated companies which he may acquire in the course of his service or which he may heretofore have received or obtained whilst in the service of the Company or of Cookson America Inc.; provided always that this restriction shall cease to apply to any such knowledge or information upon the same becoming public otherwise than as a result of breach of this Clause;

(ii) any trade or industrial secrets or other confidential information whatsoever of any customer or supplier of the Company, or of the customers or suppliers of any associated company which he may acquire in the course of his service. Where the Employee acquires confidential information relating to an associated company or their customers or suppliers he shall on request give an undertaking in similar terms to that contained in this Clause direct to the associated company.

The obligations set out in this Clause 10(a) shall continue to apply after the termination of the Employee’s employment hereunder (howsoever occasioned) but shall cease to apply to information which may come into the public domain otherwise than through unauthorised disclosure by the Employee.

(b) It is often required in “know-how” agreements for the person supplying the “know-how” to require that the recipient’s employees execute written undertakings to preserve the secrecy of any information supplied. The Employee shall, at the request of the Company, execute any instruments relating to the trade or industrial secrets or other confidential information of third persons which the Company is then obliged to have executed by its employees.

11 INTELLECTUAL PROPERTY RIGHTS

(a) In the event that the Employee (whether alone or with others) shall make or shall have made at any time during the period of his employment an invention, (whether or not patentable) within the meaning of the Patents Act 1977 (hereinafter called “Invention”) relating to, or capable of being used in, the business of the Company or that of its associated companies, he shall promptly disclose to the Company full details thereof to enable the Company to assess the Invention and to determine whether under the applicable law the Invention is the property of the Company.

(b) If any Invention belongs to the Company the Employee shall hold it on trust for the Company and shall at the request and expense of the Company do all things necessary to vest all right, title and interest in any such Invention in the Company or its nominee absolutely as legal and beneficial owner and to secure patent or other appropriate forms of protection therefor in any part of the world.

(c) If the Employee (whether alone or with others) shall create or make or shall have created or made at any time during the period of his employment any discovery, design or other work (whether registerable or not and whether or not a copyright work), which is not an Invention or made or created by the Employee and wholly unconnected with his employment hereunder (hereinafter called “Works”), the Employee shall forthwith disclose to the Company full details thereof and shall consider himself as a trustee for the Company in relation to all such Works. The Employee shall at the request and expense of the Company execute all instruments and do all things necessary to vest all right, title and interest in and to any such Works in the Company or its nominee absolutely as legal and beneficial owner.

(d) In consideration of the Company entering into this Agreement the Employee hereby assigns to the Company by way of assignment of future copyright the copyright, design and other proprietary rights if any for the full term thereof throughout the world in respect of all copyright works created or made by the Employee during the period of his employment hereunder (except only those copyright works created or made by the Employee and wholly unconnected with his employment hereunder).

(e) The Employee shall not except as provided in this Clause or as may be necessary in the course of his employment disclose or make use of any Invention or Work which belongs to the Company.

(f) The Employee shall give notice in writing to the Company promptly on becoming aware of any infringement or suspected infringement of any intellectual property right in any Invention or Work and shall not otherwise do or fail to do any act the consequences of which act or failure would or might prejudice the rights of the Company under this Clause.

(g) Rights and obligations under this Clause shall continue in force after the termination of this Agreement in respect of Inventions and Works and shall be binding upon the personal representatives of the Employee.

12 TERMINATION

(a) This Agreement, if not previously determined under the provisions of sub-clause (g) of this clause shall remain in force until determined by:-

(i) the Company giving the Employee at least 12 months notice in writing at any time;

(ii) the Employee giving the Company at least 3 months notice in writing at any time;

(iii) the giving of notice under the US Employment Agreement, which shall be deemed to be the giving of notice under this Agreement by the same relevant party (that is, the Employee or employer); or

(iv) the Employee reaching the age of 65.

(b) Where notice is given or deemed to be given by the Company or the Employee under sub-clauses (a)(i), (ii) or (iii) above:-

(i) the Company has the option at its absolute discretion of giving written notice that it will make a payment in lieu of part or all of the required period of notice (the “Foregone Notice Period”), and the employment shall terminate on the date of receipt of such notice by the Employee (the “date of early termination”); and

(ii) the payment will be calculated by aggregating:-

(1) UK Base Salary (at the rate last set before the date of early termination) for the duration of the Foregone Notice Period;

(2) the amount it would cost the Employee (as reasonably agreed by the Company) to replace for the Foregone Notice Period any benefits which at the date of early termination are provided under Clause 5(c) of this Agreement or are otherwise at that date customarily provided to the Employee but excluding from this any value attributable to potential participation during the Foregone Notice Period in any share incentive schemes then being operated by the Company;

(3) a sum equal to the average annual Incentive Remuneration paid or awarded per year to the Employee (whether or not waived by the Employee) in respect of the last three full calendar years before the date of early termination, which sum will be pro-rated where the Foregone Notice Period is less than one year. For the avoidance of doubt, the annual Incentive Remuneration waived in respect of the year 2001 by the Employee was 26% of total UK Base Salary and US Base Salary for 2001; and

(4) a sum equal to one third of the cash value of the last mid-term Incentive Remuneration award to the Employee in the three calendar years before the date of early termination (including the cash value at the date of early termination of any equity award then made), which sum will be pro-rated where the Foregone Notice Period is less than one year.

(iii) No other entitlement or benefits shall be included in the calculation of the payment. For the avoidance of doubt the Employee’s entitlement (if any) to shares in the Company under any share incentive scheme operated by the Company shall be governed by the rules of that scheme.

(c) Where the Company exercises its option under Clause 12(b)(i):-

(i) the Company will procure that the Employee’s accrued benefits under the Pension Scheme as at the date of early termination are enhanced to the level they would have attained had the Foregone Notice Period been served in full; and

(ii) The Company will also pay, on the normal payment date for annual Incentive Remuneration, a pro rata sum (if any is earned and accrued under any scheme which may then be in operation) in respect of any annual Incentive Remuneration for that year calculated by reference to the period of service in the year of termination of employment until the date of early termination; and

(iii) The Company will also pay, on the normal payment date for mid-term Incentive Remuneration, a pro rata sum (if any is earned and accrued under any scheme which may then be in operation) in respect of the then current mid-term incentive scheme calculated by reference to the proportion which the Employee’s period of service from the start of such scheme to the date of early termination bears to the total period of such scheme.

(d) Where the Company exercises its option under Clause 12(b)(i) above, half the payment calculated under Clause 12(b)(ii) above shall be paid in a lump sum, net of required statutory deductions, within 30 days of the date of early termination.

(e) Where the Company exercises its option under Clause 12(b)(i) above, the remaining sum calculated under Clause 12(b)(ii) will be paid in equal monthly instalments, net of required statutory deductions, commencing in the Company payroll period after the month in which the midpoint of the Foregone Notice Period falls, for the remainder of the Foregone Notice Period. If the Employee has commenced alternative employment before the payroll date in any month in which such a payment would otherwise be made, the gross base salary earned by the Employee in that month shall be deducted from the gross monthly instalment. The Employee shall notify the Board of Directors of the Company promptly upon obtaining such employment, which notice shall include the Employee’s start date and gross monthly base salary. The Company undertakes for itself and its Directors to keep the gross monthly base salary confidential.

(f) It is a pre-condition of any payments under Clauses 12(d) and 12(e) that the Employee shall have entered into such further agreements as the Company may require for the sole purpose of compromising or settling any then existing or potential claims based on matters of which the Employee is then aware by the Employee against the

Company or any associated company or any of their officers and/or employees arising out of the employment relationship or its termination. Such agreements will exclude personal injury claims or claims in relation to pension provision.

(g) If the US Employment Agreement is terminated for cause within the meaning of that agreement, this Agreement shall terminate simultaneously without the need for further notice. For the avoidance of doubt, accrued UK Base Salary and benefits under Clauses 5(c) and 6 (save any with respect to Incentive Remuneration or participation in share option schemes) to the date of termination shall be payable, but the Company shall have no obligation to make any further payment or provision after the termination date.

13 EVENTS ON TERMINATION

Upon termination or expiry of his employment under this Agreement howsoever occasioned or upon the written request of the Board of Directors at any time following the giving of notice by the Company or the Employee, the Employee shall:-

(a) return to the Company all property belonging to the Company or any associated company which he may have in his possession or control including, but without prejudice to the generality of the foregoing, all notebooks, writings, records, computers and computer records whatsoever including any copies of the same; and,

(b) resign without claim for compensation from any office as a director of the Company and from any other offices held by him in any associated company and from any trusteeships of pension schemes or other entities associated with the Company or any associated company, and should he fail to do so the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign any documents and do any things necessary or requisite to give effect thereto.

14 NON-COMPETITION

(a) Since the Employee is likely to obtain in the course of his employment confidential information and personal knowledge of and influence over customers or suppliers of the Company or any other associated company the Employee hereby agrees with the Company that in addition to the other terms of this Agreement and without prejudice to other restrictions imposed upon him by law, the Employee covenants:-

(i) that he will not during the period of 12 months from the date on which his employment terminates canvass or solicit or endeavour to canvass or solicit (whether on his own account or for any other person, firm or organisation) in competition with the Company or any other associated company the custom of any person, firm or company who at any time during the last 12 months of his service with the Company was a customer or supplier of, or in the habit of dealing with, the Company or any other associated company and with whom the Employee shall have been personally concerned to a material extent;

(ii) that he will not during the period of 12 months from the date on which his employment terminates either on his own behalf or for any other person, firm or organisation solicit or endeavour to entice away from the Company or any other associated company any person who was to his knowledge at any time during the last 12 months of his service with the Company an employee of the Company or any associated company who reported directly to him (a “direct report employee”) or an employee who reported directly to a direct report employee, or a director, officer, agent, consultant or associate of such company. For the avoidance of doubt, the Company shall provide to the Employee in writing upon termination a list of names of covered direct report employees and those who report directly to them.

(b) While the restrictions imposed in this Clause are considered by the parties to be reasonable in all the circumstances it is agreed that if any one or more of such restrictions shall either taken by itself or themselves together be adjudged to go beyond what is reasonable in all the circumstances for the protection of the Company’s or any associated company’s legitimate interest but would be adjudged reasonable if any particular restriction or restrictions were deleted or if any part or parts of the wording thereof were deleted, restricted or limited in a particular manner then the said restrictions shall apply with such deletions, restrictions or limitations as the case may be.

15 DISCIPLINARY AND GRIEVANCE PROCEDURES

Any disciplinary or grievance matters will be conducted by the Board of Directors of the Company or its designee, in accordance with the principles of the ACAS Code of Practice on Disciplinary and Grievance Procedures and any relevant legislation.

16 MISCELLANEOUS

(a) Notice may be given by either party by registered or recorded-delivery letter addressed to the other party at, in the case of the Company, its registered office for the time being and marked for the attention of the Company Secretary and in the case of the Employee his last address known to the Company. Actual notice is necessary under Clause 12, but shall otherwise be deemed to have been duly served upon the party to whom it is addressed upon its delivery at that address.

(b) The expiration or determination of this Agreement howsoever arising shall not operate to affect such of the provisions hereof as in accordance with their terms are expressed to operate or have effect thereafter.

(c) References in this Agreement to the masculine gender shall where appropriate be deemed also to include the feminine gender.

(d) References in this Agreement to an Act of Parliament shall be deemed to include any statutory modification or re-enactment whenever made.

(e) No collective agreements apply to this employment.

(f) This Agreement is to be governed by and construed in accordance with English law and subject to the exclusive jurisdiction of the English Courts.

SIGNED by Sir Bryan Nicholson	/s/ BRYAN NICHOLSON

for and on behalf of the Company

SIGNED by the Employee as a deed in the presence of:-	/s/ STEPHEN HOWARD

/s/ PATRICIA DOWTON

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) between Cookson America Inc., a Delaware Corporation (the “Company”) with offices at One Weybosset Hill, Providence, Rhode Island, and Stephen L. Howard (the “Employee”) is hereby entered into as of 1 January 2003.

WHEREAS the Company desires to continue to employ Employee to provide services to the Company;

WHEREAS Employee desires to continue to be employed by the Company and to render such services to the Company on the terms and conditions specified herein;

WHEREAS the Company and Employee desire to set aside the existing Employment Agreement between them dated June 1, 1989, and as amended by letter agreements dated as of April 6, 1992 and March 11, 1997, and to enter into this Agreement in its place;

NOW, THEREFORE, in consideration of the mutual promises, terms, covenants and conditions set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed as follows:

Section 1. Employment and Duties.

(a)	The Company agrees to employ the Employee and the Employee accepts employment with the Company, on the terms and subject to the conditions hereinafter set forth. Subject to the terms and conditions contained herein, the Employee shall serve as Chief Executive of the Company and, in such capacity, shall report directly to the Board of Directors and shall have such duties as are commensurate with the Employee’s position as Chief Executive of the Company and as may be assigned to the Employee from time to time by the Board of Directors, including duties for subsidiaries, if any, of the Company.

(b)	The Company and the Employee agree that the Employee is also an employee of Cookson Group plc, subject to the terms of an employment agreement between him and Cookson Group plc of even date hereto (the “UK Employment Agreement”), and that his employment under this Agreement will be concurrent with that employment. It is envisaged that 40% of his time will be devoted to the performance of his duties under this Agreement and the remaining 60% of his time will be devoted to his duties under the UK Employment Agreement. Annual salary paid under Clause 5(a) of the UK Employment Agreement shall be referred to in this Agreement as “UK Base Salary”.

(c)	Employee shall faithfully adhere to, execute and fulfill all duties and responsibilities and shall comply with all policies, procedures, and rules of the Company that may be established, withdrawn, or modified from time to time. Employee shall comply with all lawful directions and instructions of the Board of Directors.

(d)	Subject to Section 1(b) above, Employee shall devote his full time, attention and efforts to promote and further the interests and business of the Company and the interests of the Company’s subsidiaries.

(e)	Save for his activities in relation to Cookson Group plc, during the term of this Agreement, Employee shall not be engaged in any other business activity, whether or not such activity shall be engaged in for pecuniary gain, without the prior written approval of the Board of Directors. However, the foregoing limitation shall not be construed as prohibiting Employee from making personal investments in such form or manner as will neither require Employee’s services in the operation or affairs of the companies or enterprises in which such investments are made nor violate the terms of Section 5. Employee further agrees that he will not, directly or indirectly, engage or participate in any activities at any time during the term of this Agreement in conflict with the best interests of the Company and its subsidiaries.

Section 2. Compensation, Benefits and Expenses.

(a)	Salary. Upon execution of this Agreement, the base salary payable to Employee for all duties performed hereunder shall be at a rate of four hundred and thirteen thousand, nine hundred and twenty dollars ($ 413, 920) per year (“US Base Salary”), payable in accordance with the Company’s customary pay practices that exist from time to time, and subject to applicable federal, state and local tax withholdings. Employee’s US Base Salary may be increased from time to time as the Company in consultation with the Remuneration Committee of the Board of Directors of Cookson Group plc may determine is necessary or appropriate.

(b)	Benefits. Employee is entitled to participate in the following Company benefits programs on a basis consistent with the standard eligibility requirements, terms, conditions and overall administration of such programs, save as modified on or before the date of this Agreement, including as described below. For the avoidance of doubt, in the event of any mistake in the descriptions which follow in Sections 2(b) and 2(c) of the Company’s existing obligations, the existing obligations shall prevail. All insurance premiums paid by the Company in connection with life insurance, disability benefits insurance, and long term care insurance are taxable to the Employee.

(i) Death Benefits. The Company shall during the term of this Agreement pay the premiums for life insurance policies on the Employee’s life owned at the date of this Agreement by the Employee’s personal insurance trust. For the avoidance of doubt, at the present time and upon termination of this Agreement, the Company has no claim of any sort to any accrued cash value of the policies. In the event of the Employee’s death during the term of this Agreement, the Company will pay to his estate such sum as is necessary to augment the gross sum payable under the life insurance policies to a total gross sum equal to four hundred and fifty percent (450%) of the total of US Base Salary and UK Base Salary per annum as at the date of death. Any payment made to the Employee’s estate by or on behalf of Cookson Group plc or the Cookson Group Pension Plan in respect of death benefits shall offset and extinguish liability in that amount of the Company under this Section of this Agreement.

(ii) Disability Benefits. In the event that the Employee shall have been unable because of illness or physical or mental disability or other incapacity to perform his or her duties under this Agreement for a period totalling twenty-six (26) weeks during any period of fifty-two (52) consecutive weeks, the Company shall cease payment of US Base Salary and provision of any benefits under sections 2(b) and 2 (c) of this Agreement, save that benefits detailed under the headings Long Term Care Benefits and Health Insurance provided under sub-sections 2(b)(iii) and (v) shall continue, but shall provide disability benefits in the amount of sixty (60) percent times one hundred and fifty (150) percent of the total of US Base Salary and UK Base Salary per annum for such further period as the Employee shall remain unable to carry out his duties under this Agreement up to his sixty-fifth birthday. The determination of the existence and continued existence of such disability and periodic payments of any such benefits and any deductions from them shall be made in accordance with the rules from time to time of the Company’s long-term disability benefits plan. The Company will maintain the disability benefits insurance policies relevant to the Employee which are in existence as at the date of this Agreement, and disability benefits payable under this Section of this Agreement shall include payments under such policies. Any payment made to the Employee by or on behalf of Cookson Group plc or the Cookson Group Pension Plan in respect of disability benefits or disability retirement benefits shall offset and extinguish liability in that amount of the Company under this Section of this Agreement.

(iii) Long Term Care Benefits. The Company shall pay the premiums for the long term care policy owned by the Employee in respect of the Employee and his wife.

(iv) Club memberships. The Company shall pay the Employee’s annual membership fees in respect of such business clubs as it shall approve and shall in addition pay the annual membership fees in respect of such private clubs as are approved by it.

(v) Health insurance. The Company shall provide the Employee, his spouse and dependent children with group medical, dental, vision care and prescription drug cover in accordance with the Company’s policies regarding such insurance from time to time. The Employee is also entitled to participate in the Company’s Senior Executive Medical Reimbursement Program and the Cookson America Welfare Benefits Retiree Policy.

(vi) Stock Purchase Plan The Employee is entitled to participate in the Company’s Stock Purchase Plan in accordance with the rules of the Plan.

(c)	Pension.

(i) 401(k)/mutual fund contributions. The Company shall match the Employee’s total contributions to his qualified 401(k) plan and to an annuity contract under the Cookson America, Inc. Executive Annuity Plan up to three (3) percent of total annual US Base Salary, UK Base Salary and Incentive Remuneration payable under the UK Employment Agreement, and will match fifty (50) percent of the Employee’s total contributions of up to a further three (3) percent of total annual US Base Salary, UK Base Salary and Incentive Remuneration payable under the UK Employment Agreement. The Company’s contributions will be made, up to the maximum permitted by the Internal Revenue Service, to the Employee’s qualified 401(k) plan, and thereafter to the Rabbi Trust set up by the Company on behalf of the Employee.

(ii) Qualifying Plan. The Company will make the maximum contributions possible subject to Internal Revenue Service limits on the Employee’s behalf, to the Cookson Electronics Inc. Retirement Security Plan.

(iii) Non-qualifying plan. The Company is bound by the terms of letters to, inter alia, the Employee dated December 6, 1990 and May 30, 1991, a Deferred Compensation Agreement with the Employee dated January 1, 1997, a Rabbi Trust Agreement with Fleet National Bank dated June 1, 1998 and an agreement with Parson Capital Management, Inc.

dated April 24, 1998. The Company shall make contributions to the Rabbi Trust set up by the Company on behalf of the Employee in accordance with the Cookson America, Inc. Retirement Income Guaranty Plan insofar as its obligations based on total US Base Salary and UK Base Salary and Incentive Remuneration payable under the UK Employment Agreement exceed the maximum limits permitted by the Internal Revenue Service.

(d)	Vacation. Employee shall be entitled under this Agreement and the UK Employment Agreement to a total of 25 days paid vacation per calendar year, plus UK Bank or public holidays, to be taken and paid in accordance with the terms of the UK Employment Agreement.

Section 3. Termination; Rights on Termination.

(a)	Termination. The Employee’s employment with the Company may be terminated in any one of the following ways:

(i)	Written Notice of Intent to Terminate. Employee’s employment shall terminate upon twelve (12) months written notice by the Company or three (3) months written notice by the Employee, unless otherwise provided in this Agreement Notice given under the UK Employment Agreement shall be deemed to be simultaneous notice given by the same relevant party (that is, Employee or employer) under this Section of this Agreement. At its option, the Company may elect to dispense with some or all of the relevant notice period by providing Employee with written notice that it will make a payment in respect of pay and certain benefits Employee would otherwise have been entitled to under this Agreement had Employee remained actively employed during that period, as calculated and set forth in Section 3(c) below and paid as set forth in Section 3(d) below.

(ii)	Death. Employee’s employment will terminate immediately, without notice, upon the death of the Employee, in which event the Company’s death benefits program shall apply, including the provisions of Section 2(b)(i).

(iii)	Disability. During any period of inability of the Employee, because of illness or physical or mental disability or other incapacity which continues for up to twenty-six (26) weeks (whether consecutive or not) during any period of fifty-two (52) consecutive weeks, to perform his duties under this Agreement, the Company may suspend the Employee from his duties and responsibilities under the Agreement without loss of compensation or other benefits to the Employee. After twenty six weeks of such absence, Section 2(b)(ii) shall apply if a disability is recognised in accordance with the rules from time to time of the Company’s long-term disability policy or policies. In the event that the Employee recovers and is no longer eligible for disability benefits in accordance with the said rules before the age of 65, the Company may give notice to terminate this Agreement pursuant to Section 3(a)(i).

(iv)	By the Company for Cause. The Company may terminate the Employee’s employment immediately, without notice, for cause. For purposes of this Agreement, cause shall comprise:

(A) conviction of any felony;

(B) commission of any act of gross negligence or willful misconduct which has demonstrably caused material and substantial damage to the reputation or financial position of the Company, its parents, affiliates or subsidiaries; or

(C) failure to cure or cease, within 30 days of written notice by the Company to the Employee that he is alleged to have committed or be committing, specified and particularised behaviour which the Company has reasonably determined to constitute a material breach of this Agreement or of the UK Employment Agreement. The Company shall specify in such notice whether the Employee is to cease such behaviour or to cure it, in which latter case, the behaviour reasonably required to cure shall be particularised. For the avoidance of doubt, any matters involving expenses claims and reimbursement shall be resolved in accordance with this sub-section.

(b)	Effect of Termination. In the event of termination, Employee shall be entitled to receive all Base Salary and benefits under this Agreement through the effective date of termination. Accrued but untaken vacation will be dealt with by the UK Employment Agreement. In the event Employee holds a position of officer or director of the Company or any subsidiary of the Company or as trustee of any pension fund or other entity associated with the Company or any subsidiary of the Company, Employee shall be deemed to have resigned such position as officer or director or trustee as of the effective date of termination, or as of the date the Company or the Employee notifies the other that Employee’s employment will be terminated, whichever is sooner.

(c)	Payment/provision in lieu of notice. Where the Company has exercised the option under Section 3(a)(i) above of giving written notice that it will make a payment/provision in lieu of part or all of the required period of notice (the “Foregone Notice Period”) the employment shall terminate on the date of receipt of such notice from the Company by the Employee (“the date of early termination”), and

(i) the payment will be calculated by aggregating:-

(A) US Base Salary (at the rate last set before the date of early termination) for the duration of the Foregone Notice Period;

(B) the cost to the Employee (as reasonably agreed by the Company) to replace for the Foregone Notice Period any benefits which at the date of early termination are provided under Section 2(b) of this Agreement or are otherwise being customarily provided by the Company to the Employee.

(ii) The Company will also procure that contributions that would cover the period of the Foregone Notice Period to the Employee’s 401(k), qualifying and non-qualifying retirement plans are made in the amounts they would have been made had the Foregone Notice Period been served in full; but

(iii) No other entitlement or benefits shall be included in the calculation of the payment in respect of the early termination of employment under this Section.

(d)	Half the payment calculated under Section 3(c)(i) above shall be paid in a lump sum, subject to applicable federal, state and local tax withholdings, within 30 days of the date of early termination. The remaining sum will be paid in equal monthly instalments, subject to applicable federal, state and local tax withholdings, commencing in the Company payroll period after the month in which the midpoint of the Foregone Notice Period falls, for the remainder of the Foregone Notice Period. If the Employee has commenced alternative employment before the payroll date in any month in which such a payment would otherwise be made, the gross base salary earned by the Employee in that month shall be deducted from the gross monthly instalment but only to the extent such amount has not already been deducted from any monthly payment made in that month by Cookson Group Plc to the Employee. The Employee shall notify the Board of Directors promptly upon obtaining new employment, which notice shall include the Employee’s start date and gross monthly base salary. The Company undertakes for itself and its Directors to keep the gross monthly base salary confidential.

(e)	It is a pre-condition of any payment under Section 3(d) that the Employee shall have entered into such further agreements as the Company may require for the sole purpose of compromising or settling any claims by the Employee against the Company or any subsidiary or any of their officers and/or employees arising out of the employment relationship or its termination, save for claims relating to workers compensation and or unemployment compensation, claims arising after the effective date of the said agreements and claims relating to any breach of the said agreements. The Company acknowledges that the said agreements in compromise or settlement of any claims shall be in compliance with the requirements for the valid waiver of said claims as set forth in the Age Discrimination in Employment Act, 29 U.S.C. sec.621 et seq.

Section 4. Return of Company Property.

The Employee acknowledges and agrees that all computers, hardware, software, electronic and telephonic equipment, records, plans, manuals, guides, memoranda, lists, customer information, correspondence with customers or representatives, reports, records, charts, advertising materials, and any data and other property delivered to or acquired by the Employee by or on behalf of the Company or any of its subsidiaries or by an agent, representative or customer of any of them (including without limitation, any such customers obtained by the Employee), and all records compiled by the Employee which pertain to the Company shall be and shall remain the property of the Company or its subsidiary, as the case may be, and be subject at all times to the discretion and control of the Company and its subsidiaries and shall be delivered promptly to the Company, without request, by the Employee upon or before the termination of his employment with the Company, or at any time, upon the Company’s written request.

Section 5. Confidentiality.

Employee shall not, during the term of this Agreement and thereafter, make any Unauthorized Disclosure. For purposes of this Agreement, “Unauthorized Disclosure” shall mean use by Employee for his own benefit and/or disclosure by Employee to any person other than a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by Employee of duties as an employee of the Company or any of its parents, subsidiaries or affiliates or as may be legally required, of any confidential information relating to the Company or prospects of the Company or any of its parents, subsidiaries or affiliates (including, but not limited to, any information and materials pertaining to any proprietary rights); provided however, that such term shall not include the use or disclosure by Employee, without consent, of any publicly available information (other than information available as a result of disclosure by Employee in violation of this Section 5). This confidentiality covenant has no temporal, geographical or territorial restriction.

Section 6. Complete Agreement.

There are no oral representations, understandings or agreements with the Company or any of its directors, officers, or representatives covering the same subject matter as this Agreement and this Agreement supersedes any and all prior agreements (whether written, oral or implied) concerning such subject matter between the Employee and the Company or any of its subsidiaries, including the Employment Agreement dated June 1, 1989, save those documents referenced in Section 2(c)(iii) above and any and all documents relating to the nature and terms of existing contractual benefits provided by the Company under this Agreement or otherwise at the date of this Agreement. This Agreement is the final, complete and (save for the documents referred to in this Section as not being superseded hereby) exclusive statement and expression of the agreement between the Company and Employee and of all the terms of this Agreement, and it cannot be varied, contradicted or supplemented by evidence of any prior or contemporaneous oral or written agreements. This Agreement may not be later modified except by a further writing signed by the parties, and no term of this Agreement may be waived except by a writing signed by the party waiving the benefit of such term.

Section 7. No Waiver.

No waiver by the parties hereto of any default or breach of any term, condition or covenant of this Agreement shall be deemed to be a waiver of any subsequent default or breach of the same or any other term, condition or covenant contained herein.

Section 8. Notices.

All notices, demands or communications required or permitted hereunder shall be in writing. Any notice, demand or other communication given under this Agreement save for any notice given under Section 3(a), shall be deemed to be given if given in writing (including telecopy or similar transmission) addressed as provided below (or at such other address as the addressee shall have specified by notice to the addresser) and if either (a) actually delivered in fully legible form to such address by telecopy or courier or (b) five (5) days shall have elapsed after the same shall have been deposited in the United States mail, with first-class postage prepaid and registered or certified:

To the Company:	The President
Cookson America Inc.
One Cookson Place
Providence
RI 02903
USA

Telephone: +1 (401) 521 1000
Facsimile: +1 (401) 521 5273

To Employee:	Stephen L Howard
Daljarrock, East Road.
St George’s Hill
Weybridge
Surrey KT13 0LG

Facsimile: +44 (0) 1932 849 374
The Employee will send a copy of any notice to the Company to:

The Secretary
Cookson Group plc
The Adelphi
1-11 John Adam Street
London WC2N 6HJ

Telephone: +44 (0) 20 7766 4500
Facsimile: +44 (0) 20 7747 6600

Section 9. Severability; Headings.

If any portion of this Agreement is held invalid or inoperative, the other portions of this Agreement shall be deemed valid and operative and, so far as is reasonable and possible, effect shall be given to the intent manifested by the portion held invalid or inoperative. The section and paragraph headings herein are for reference purposes only and are not intended in any way to describe, interpret, define or limit the extent or intent of this Agreement or of any part hereof.

Section 10. Governing Law.

This Agreement shall in all respects be construed according to the laws of Rhode Island, without giving effect to its conflict of law provisions.

Section 11. Burden and Benefit.

This Agreement shall be binding upon, and shall inure to the benefit of, the Company and the Employee, and their respective heirs, personal and legal representatives, successors and assigns.

Section 12. Counterparts.

This Agreement may be executed in any two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

The parties hereto have executed this Agreement as a sealed instrument as of the day and year first above written.

COMPANY:

By:	/s/ BRYAN NICHOLSON
Name:	Sir Bryan Nicholson
Title:	Chairman, Cookson Group plc

EMPLOYEE:

/s/ STEPHEN HOWARD